Mail Stop 6010

November 28, 2007

Ms. Amy Yi Zhang
Chief Financial Officer
Suntech Power Holdings Co., Ltd.
17-6 Changjiang South Road
New District, Wuxi
Jiangsu Province 214028
People's Republic of China

> **Re:** **Suntech Power Holdings Co., Ltd.**
> **Form 20-F for the Year Ended December 31, 2006**
> **File No. 000-32689**

Dear Ms. Zhang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2006

Item 5. Operating and Financial Review and Prospects, page 36

Tabular Disclosure of Contractual Obligations, page 53

1.   We note that certain of your obligations disclosed in the contractual obligation table do
        not clearly reconcile to the information that you provided in your notes to the audited
        financial statements. For instance, you disclose that you have $8,467,019,000 in
        purchase obligations outstanding as of December 31, 2006; however, we note from page
        F-35 that you disclose that you have $8,216,407,000 in purchase obligations outstanding.
        Please revise your future filings to clearly reconcile the information provided within your
        contractual obligation table to the information provided within your notes to the audited
        financial statements.

Item 15. Controls and Procedures, page 71

2.   We note your disclosure that your chief executive officer and chief financial officer have
        concluded that "[your] disclosure controls and procedures are effective in ensuring that
        material information required to be disclosed in [your] annual report is recorded,
        processed, and summarized and reported to them for assessment and required disclosure
        is made within the time periods specified in the rules and forms of the Securities and
        Exchange Commission." The language that is currently included after the words
        "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure
        controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please
        revise your future filings to remove the language or to revise the disclosure so that the
        language that appears after the word " effective" is substantially similar in all material
        respects to the language that appears in the entire two-sentence definition of "disclosure
        controls and procedures" set forth in Rule 13a-15(e).

Consolidated Financial Statements, page F-1

-Consolidated Income Statements, page F-5

3.   We note from pages 40-41 that you classify your warranty reserves given to your
        customers in selling expenses rather than as a reduction of cost of revenue. Please revise
        your future filings to report these warranty charges as a component of cost of sales or tell
        us why you believe your current presentation is appropriate.

Notes to Consolidated Financial Statements, page F-9

Note 2. Summary of Principal Accounting Policies, page F-10

- (f) Inventories, page F-11

4.   We note that you changed to standard cost for your work-in-progress and finished goods inventory valuation instead of average cost in May 2006 and that you consider standard cost a preferred methodology. Consistent with Statement 4 of Chapter Four of ARB 43, you may only use standard costs if they "reasonably approximate costs computed under one of the recognized bases" of inventory accounting. If this is true, then please tell us and revise this note in future filings to disclose the relationship between your standard costs and a recognized basis of accounting. For example, if true you could disclose that standard costs approximate actual costs determined on the first-in first-out basis. Otherwise, you should revise your accounting to use a recognized basis of accounting for your inventory.

5.   Not withstanding the comment above, we note that you determined that it was impracticable to calculate the cumulative effect of applying the change to prior periods and that you applied standard cost "as if the change was made prospectively as of the earliest date practicable." Please tell us and revise this note in future filings to explain why you determined that it was impracticable to calculate the cumulative effect of applying the change to standard costing to prior periods. Refer to the guidance in paragraphs 9 and 11 of SFAS 154.

6.   We note that you record your inventory at the lower of cost or market. Please tell us and revise this note in future filings to explain how you determine the market value for your inventory, including any silicon scrap that you may hold.

-(o) Revenue Recognition, page F-13

7.   We note that you recognize interest income on a time basis, by reference to the principal outstanding and at the applicable interest rate.   Please tell us and revise this note in future filings to clearly state whether you recognize interest income using the effective interest rate method. If not, please explain to us in more detail the method that you utilize to recognize interest income citing the accounting literature relied upon.

-(p) Buy/sell arrangements, page F-14

8.   We note that you have buy/sell arrangements with certain raw material vendors wherein you sell finished goods that are comprised of either solar cells or solar modules in exchange for the acquisition of the raw materials in the form of silicon wafers. You further state that you record the exchange of finished goods inventory items for raw material silicon wafers at fair value. Please tell us and revise this note in future filings to explain in more detail the nature of your buy/sell arrangements with these raw material

vendors and how you are accounting for these agreements. Within your discussion, please explain how you determine the fair value of your finished goods and the raw materials silicon wafers that are exchanged. Cite the accounting literature relied upon and how you applied this literature to your situation.

9.   As a related matter, please tell us and revise future filings to disclose whether you account for these arrangements on a gross or net basis citing the applicable literature relied on.

Note 3. Acquisitions, page F-19

10.   We note that you allocated $41.5 million of the MSK Corporation purchase price to trade names. Please tell us how you determined that the trade names are indefinite-lived assets in accordance with paragraph 11 of SFAS 142.

11.   We note that the excess of the purchase price over the net assets acquired in this transaction resulted in goodwill of approximately $29.4 million. Please revise this note in future filings to discuss the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

12.   Please revise this note in future filings to include the disclosures required by paragraphs 54-55 of SFAS 141 related to this acquisition.

Note 10. Long-term prepayments, page F-22

13.   We note from your disclosure here and on page F-30 that you utilize the Black-Scholes option pricing model to determine the fair value of warrants and stock options. Please revise in future filings this note, your disclosure on page F-30, and critical accounting policies in MD&A to explain how you determined the assumptions utilized in these models including expected volatility, risk free interest rate, expected life, etc. Refer to the guidance in paragraphs A240-242 of SFAS 123(R) and SAB Topic 14.

14.   Further to the above, we note that you reference a third party specialist related to the determination of the fair value of the ordinary shares purchase warrant. While in future filings management may elect to take full responsibility for valuing the instrument, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next Form 20-F, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 20-F by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

15.   We note that the fair value of the compensation cost of the warrant will start to be amortized in 2007 over the life of the supply contract. Please provide us with your analysis as to why you should not discuss and quantify this known trend under "Management's Discussion and Analysis."

16.   Please file the warrant to purchase 7,359,636 of your ordinary shares as an exhibit to your next available filing.

Footnote 11. Long-Term Loan to a Supplier, page F-22

17.   We note the interest-free loan in the aggregate amount of $625 million that you are contractually obligated to make to your supplier MEMC Electronic Materials, Inc. With regard to this arrangement:

- please provide us with your analysis as to why you have not disclosed in an appropriate section of Part I of your filing the material aspects of this arrangement and described any related material risks;

- please provide us with your analysis as to why you have not disclosed this loan commitment under "Liquidity and Capital Resources," including the timing and amounts of your funding obligations, and indicated what resources you will use to fund those obligations; and

- please tell us where you have reflected this contractual obligation under "Tabular Disclosure on Contractual Obligations" on page 53.

Exhibits

18.   We note that Exhibit 99.1 to your Form 6-K filed on November 15, 2007 states "[o]ur recent long term silicon contracts with Asia Silicon, Nitol Solar, ReneSola and a major Korean conglomerate mark a major turning point for Suntech's silicon supply environment as they will both enhance our margins and expand our volume." Please tell us why you have not filed those agreements as exhibits to your filings. Include in your response an analysis as to why your business is not substantially dependent upon these agreements.

Exhibits 12.1 and 12.2

19.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Instruction 12 to the Exhibits of Form 20-F. Specifically, we note that you improperly include the title of the certifying official in the introduction of your certification and that you changed some punctuation, grammar, and capitalization in each Item. Please revise your certifications in future filings to conform to the exact wording required by Instruction 12 to the Exhibits of Form 20-F.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford, Staff Attorney, at (202) 551-3637, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact me or Kevin Vaughn, Branch Chief, at (202) 551-3643 with any questions.

Sincerely,

Lynn Dicker
Reviewing Accountant